THRIVING DESIGN™

C-BITE™

VERSATILE, STURDY GARDEN SUPPORTS IN A SNAP!











Easily build a variety of sturdy and adjustable plant supports with C-BITEs, the unique and patented garden stake clip that does serious heavy lifting in your garden. These reusable 1.75 inch wide clips interconnect and quickly attach to garden stakes and plant ties making plant support and canopy management a snap. Whether you want a trellis for your peas, a cage for your cannabis, a tower for your tomatoes, or support for your sunflowers, C-BITEs can do it all.

C-BITES ★ PROUDLY ★ MADE IN THE USA

THE ALL-IN-ONE C-BITE PLANT SUPPORT KIT



Meet the versatile Plant Support Kit featuring patented C-BITEs plus everything else you'll need to start growing a huge healthy harvest or showy container.



(17) C-BITEs
Plant Ties
Safety Caps
(4) 5' Stakes
(4) 2.5' Stakes
(1) 1' Stake Marker

BUILD ANY OF THESE SUPPORTS WITH 1 PLANT SUPPORT KIT

Build sturdy, reusable cages and enclosures.



Secure netting or cords to hooks or holes.



Create custom supports.



Lengthen short stakes.



THRIVING DESIGN
503.726.6376
SALES@THRIVINGDESIGN.COM
THRIVINGDESIGN.COM

PRODUCT NAME		ITEM NUMBER	UPC CODE
Plant Support Kit 5' Tangerine		TDSK50	850033216004
Plant Support Kit 5' Incognito		TTDSK5I	850033216011
Plant Support Kit 5' Mixed (Case)		TDSK5CM	850033216028
Plant Support Kit Monster - Incognito		TDSKMI	850033216035
Garden Stakes - 6 feet (8 count)		TDSS8S	850033216165
Garden Stakes - 5 feet (8 count)		TDSS5S	850033216172
Garden Stakes - 2.5 feet (8 count)		TDSS2S	850033216189
Stake Safety Caps - Tangerine (12 count)		TDSCO	850033216196
Stake Safety Caps - Incognito (12 count)		TDSCI	850033216202
Garden Ties - 1 foot (50 count)		TDLT50	850033216219
C-BITE 10-12mm - Tangerine (26 count)		TDCBOR	850033216042
C-BITE 10-12mm - Incognito (26 count)		TDCBIR	850033216059
C-BITE 8-9mm - Lime (26 count)		TDCBGR	850033216066
C-BITE 10-12mm - Tangerine (100 count)		TDCBOC	850033216073
C-BITE 10-12mm - Incognito (100 count)		TDCBIC	850033216080
C-BITE 8-9mm - Lime (100 count)		TDCBGC	850033216097
C-BITE 50/50 Lime + Tangerine (100 count)		TDCBMC	850033216103
C-BITE 50/50 Lime + Incognito (100 count)		TDCBMC2	850033216110
C-BITE 3 Varities x 4 (Case)		TDCBCCSM	850033216127
C-BITE 10-12mm - Tangerine (1000 count)		TDCBOM	850033216134
C-BITE 10-12mm - Incognito (1000 count)		TDCBIM	850033216141
C-BITE 8-9mm - Lime (1000 count)		TDCBGM	850033216158